SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 65341D102	13D	Page 1 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 459,860
	8	SHARED VOTING POWER 220,721
	9	SOLE DISPOSITIVE POWER 459,860
	10	SHARED DISPOSITIVE POWER 220,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,581
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP NO. 65341D102	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,581
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,581
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,581
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP NO. 65341D102	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS Governance Re, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,556
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,556
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP NO. 65341D102	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS Governance, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,556
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

CUSIP NO. 65341D102	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS Thread 55, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,556
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

CUSIP NO. 65341D102	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,978
	8	SHARED VOTING POWER 66,556
	9	SOLE DISPOSITIVE POWER 3,978
	10	SHARED DISPOSITIVE POWER 66,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP NO. 65341D102	13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS PCMG Trading Partners XXIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,127
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP NO. 65341D102	13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS Strand Advisors III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP NO. 65341D102	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS The Dugaboy Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,641,722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,641,722
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,722
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP NO. 65341D102	13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,556
	8	SHARED VOTING POWER 2,447,573
	9	SOLE DISPOSITIVE POWER 22,556
	10	SHARED DISPOSITIVE POWER 2,447,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP NO. 65341D102	13D	Page 11 of 19 Pages

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand I”), Governance Re, Ltd., a Bermuda limited company (“Governance Re”), Governance, Ltd., a Bermuda limited company (“Governance Parent”), Thread 55, LLC, a Delaware limited liability company (“Thread”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), PCMG Trading Partners XXIII, L.P., a Delaware limited partnership (“PCMG”), Strand Advisors III, Inc., a Delaware corporation (“Strand III”), The Dugaboy Investment Trust, a Delaware trust (“Dugaboy”), and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of each of Strand I and III. Strand I is the general partner of Highland Capital. Strand III is the general partner of PCMG. James D. Dondero is the President of Highland Services and also the trustee of Dugaboy. Highland Services is the sole member of Thread, which is the sole shareholder of Governance Parent, which is the sole shareholder of Governance Re.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of NexPoint Residential Trust, Inc. (the “Company”). The principal executive offices of the Company are located at 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Capital, (ii) Strand I, (iii) Governance Re, (iv) Governance Parent, (v) Thread, (vi) Highland Services, (vii) PCMG, (viii) Strand III, (ix) Dugaboy, and (x) James D. Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons. The principal business of Strand I is serving as the general partner of Highland Capital. Strand I may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Governance Re is insurance and making and holding investments. The principal business of Governance Parent is serving as the sole shareholder of Governance Re. Governance Parent may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Governance Re. The principal business of Thread is serving as the sole shareholder of Governance Parent. Thread may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Governance Parent. The principal business of Highland Services is making and holding investments and serving as the sole member of Thread. Highland Services may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Thread. The principal business of PCMG is making and holding investments. The principal business of Strand III is serving as the general partner of PCMG. Strand III may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of PCMG. The principal business of Dugaboy is making and holding investments. The principal business of Mr. Dondero is serving as the President of Highland Services, Strand I and Strand III, and the trustee of

CUSIP NO. 65341D102	13D	Page 12 of 19 Pages

Dugaboy. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Governance Re, Governance Parent, Thread, Highland Services, Strand I, Strand III and Dugaboy.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Mr. Dondero is a United States citizen. Highland Capital, Strand, Thread, Highland Services, PCMG, Strand III and Dugaboy are Delaware entities. Governance Re and Governance Parent are Bermuda entities.

Item 3.	Source and Amount of Funds.

The Reporting Persons received an aggregate of 2,470,129 shares of the Common Stock in connection with the consummation of the separation of the Issuer from NexPoint Credit Strategies Fund (the “Spin-Off”).

Item 4.	Purpose of Transaction.

James D. Dondero is the President of NexPoint Real Estate Advisors L.P., a Delaware limited partnership (“NXRT Adviser”). NXRT Adviser serves as the investment adviser to the Issuer. The shares of Common Stock were acquired by the Reporting Persons in connection with the Spin-Off.

The Reporting Persons hold the Common Stock of the Issuer based on the belief that such securities represent an attractive investment opportunity. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. The Reporting Persons intend to purchase additional shares of Common Stock on the open market. However, the timing and amount of such purchases will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. Notwithstanding the foregoing, the Reporting Persons may decide not to make additional purchases or may seek to sell shares of Common Stock depending on general economic and/or market conditions.

The purpose of the acquisition of the Common Stock of the Issuer was for investment, and the acquisition of the Common Stock of the Issuer was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer. The acquisition of shares of Common Stock has been reported by the Reporting Persons on Form 4s filed with the Securities and Exchange Commission.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP NO. 65341D102	13D	Page 13 of 19 Pages
Item 5.	Interest in Securities of the Issuer.

(a) As of March 24, 2015, (i) Highland Capital may be deemed to beneficially own 680,581 shares of Common Stock, which represents approximately 3.2% of the outstanding Common Stock; (ii) Strand I may be deemed to beneficially own 680,581 shares of Common Stock, which represents approximately 3.2% of the outstanding Common Stock; (iii) Governance Re may be deemed to beneficially own 66,556 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (iv) Governance Parent may be deemed to beneficially own 66,556 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (v) Thread may be deemed to beneficially own 66,556 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (vi) Highland Services may be deemed to beneficially own 70,534 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (vii) PCMG may be deemed to beneficially own 9,127 shares of Common Stock, which represents approximately 0.0% of the outstanding Common Stock; (viii) Strand III may be deemed to beneficially own 9,127 shares of Common Stock, which represents approximately 0.0% of the outstanding Common Stock; (ix) Dugaboy may be deemed to beneficially own 1,641,722 shares of Common Stock, which represents approximately 7.7% of the outstanding Common Stock; and (x) James D. Dondero may be deemed to beneficially own 2,470,129 shares of Common Stock, which represents approximately 11.6% of the outstanding Common Stock.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.	459,860	220,721	459,860	220,721
Strand Advisors, Inc.	0	680,581	0	680,581
Governance Re, Ltd.	66,556	0	66,556	0
Governance, Ltd.	0	66,556	0	66,556
Thread 55, LLC	0	66,556	0	66,556
Highland Capital Management Services, Inc.	3,978	66,556	3,978	66,556
PCMG Trading Partners XXIII, L.P.	9,127	0	9,127	0
Strand Advisors III, L.P.	0	9,127	0	9,127
The Dugaboy Investment Trust	1,641,722	0	1,641,722	0
James D. Dondero	22,556	2,447,573	22,556	2,447,573

(c) Annex A attached hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

On October 14, 2014, March 10, 2015 and March 12, 2015, Dugaboy loaned 2,015,000 shares of NHF, 800,000 shares of NHF and 430,000 shares of NHF, respectively, to an affiliate, which subsequently pledged all such shares to Jeffries & Company, Inc. (“Jeffries”) as collateral for margin credit extended by Jeffries to such affiliate.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated March 25, 2015 by and among Highland Capital Management, L.P., Strand Advisors, Inc., Governance Re, Ltd., Governance, Ltd., Thread 55, LLC, Highland Capital Management Services, Inc., PCMG Trading Partners XXIII, L.P., Strand Advisors III, Inc., The Dugaboy Investment Trust and James D. Dondero.

CUSIP NO. 65341D102	13D	Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2015

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

GOVERNANCE RE, LTD.

By: Governance, Ltd., its sole shareholder

By: Thread 55, LLC, its sole shareholder

By: Highland Capital Management Services, Inc., its sole member

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

GOVERNANCE, LTD.

By: Thread 55, LLC, its sole shareholder

By: Highland Capital Management Services, Inc., its sole member

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

THREAD 55, LLC

By: Highland Capital Management Services, Inc., its sole member

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

CUSIP NO. 65341D102	13D	Page 15 of 19 Pages

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

PCMG TRADING PARTNERS XXIII, L.P.

By: Strand Advisors III, Inc., its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

STRAND ADVISORS III, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

THE DUGABOY INVESTMENT TRUST

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	Trustee

/s/ James D. Dondero
James D. Dondero

CUSIP NO. 65341D102	13D	Page 16 of 19 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated March 25, 2015 by and among Highland Capital Management, L.P., Strand Advisors, Inc., Governance Re, Ltd., Governance, Ltd., Thread 55, LLC, Highland Capital Management Services, Inc., PCMG Trading Partners XXIII, L.P., Strand Advisors III, Inc., The Dugaboy Investment Trust and James D. Dondero.

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 24, 2015.

Date	Effected By	Nature of Transaction	Quantity	Price
3/23/15	Highland Capital	Spin-Off	680,581	—
3/23/15	Strand I	Spin-Off	680,581	—
3/23/15	Governance Re	Spin-Off	66,556	—
3/23/15	Governance Parent	Spin-Off	66,556	—
3/23/15	Thread	Spin-Off	66,556	—
3/23/15	Highland Services	Spin-Off	70,534	—
3/23/15	PCMG	Spin-Off	9,127	—
3/23/15	Strand III	Spin-Off	9,127	—
3/23/15	Dugaboy	Spin-Off	1,641,722	—
3/23/15	James D. Dondero	Spin-Off	2,470,129	—